                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1    )*
                                          ---------

                              Premier Concepts Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    740474200
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Birgit LaFace
                              4242 Olympic View Ln.
                               Anacortes WA 98221
                                   360/299-2821
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      6-25-99
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP No. 740474200                   13D                 Page     of     Pages
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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 Birgit LaFace
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
              N/A (no purchases or sales are associated with this filing)
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)           N/A
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 (6) Citizenship or Place of Organization
              USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     54,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                      54,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         54,000
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                           4.1%
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(14) Type of Reporting Person*
                              IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER

         Premier Concepts Inc.
         3033 S. Parker Road
         Aurora, CO 80014


ITEM 2.  IDENTITY AND BACKGROUND
     a)  Birgit LaFace               d) no convictions for criminal proceedings
     b)  4242 Olympic View Ln.       e) no civil actions
         Anacortes, WA 98221         f) USA
     c)  Retired


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A (no purchase or sale being made)



ITEM 4.  PURPOSE OF TRANSACTION

         Company issued additional shares in private placement which reduced ownership from 6.0% to 4.1%. Note, I have neither bought nor sold since the original filing.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Passive shareholder. Total shares outstanding 1,323,547 & my ownership of 54,000 represents 4.1%. I cease being a greater than 5% shareholder in June of '99.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         none


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         none


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                             12-7-99
                                       ----------------------------------------
                                       (Date)
                                           /s/ Birgit LaFace
                                       ----------------------------------------
                                       (Signature)
                                               Birgit LaFace
                                       ----------------------------------------
                                       (Name/Title)